Exhibit 11.1

Nexen Inc.

Statement re: Computation of Earnings per Share - U.S. GAAP

For the Year Ended December 31, 2006

(Amounts in Cdn $ millions, except shares and per share amounts)

	2006					2005	2004
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Annual	Annual	Annual

Net income from continuing operations available to common stockholders (U.S. GAAP)	$199	$397	$(84)	$67	$579	$658	$705

Net income available to common stockholders (U.S. GAAP)	$199	$397	$(84)	$67	$579	$1,110	$788

Basic
Weighted average number of common shares outstanding (thousands)	261.6	262.1	262.3	262.5	262.1	260.4	257.3

Basic earnings per share from continuing operations	$0.76	$1.52	$(0.33)	$0.26	$2.21	$2.52	$2.74

Basic earnings per share	$0.76	$1.52	$(0.33)	$0.26	$2.21	$4.26	$3.06

Diluted
Weighted average number of common shares outstanding (thousands)	261.6	262.1	262.3	262.5	262.1	260.4	257.3

Net additional shares issuable pursuant to stock options (thousands):
Issuable on exercise	14.6	14.2	—	13.0	13.9	13.4	13.1
Re-purchasable from proceeds	(7.7)	(7.6)	—	(6.8)	(7.1)	(7.4)	(9.8)

Net dilutive effect of stock options (thousands)	6.9	6.6	—	6.2	6.8	6.0	3.3

Adjusted number of common shares (thousands)	268.5	268.7	262.3	268.7	268.9	266.4	260.6

Diluted earnings per share from continuing operations	$0.74	$1.48	$(0.33)	$0.25	$2.15	$2.47	$2.71

Diluted earnings per share	$0.74	$1.48	$(0.33)	$0.25	$2.15	$4.17	$3.03